Filed Pursuant to Rule 424(b)(2)
Registration No. 333-126811

Prospectus Supplement to Prospectus dated September 21, 2005

$10,000,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

We will give you the specific terms of the notes we are offering in pricing supplements. You should read this prospectus supplement, the related prospectus dated September 21, 2005 and the applicable pricing supplement carefully before you invest. We may offer and sell the notes to or through one or more underwriters, dealers and agents, including Barclays Capital Inc., or directly to purchasers, on a delayed or continuous basis. We will indicate the names of any underwriters, dealers or agents in the applicable pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.

We may use this prospectus supplement in the initial sale of notes. In addition, Barclays Capital Inc. or another of our affiliates may use this prospectus supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

The notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

This prospectus supplement may not be used to sell securities unless it is accompanied by a prospectus and a pricing supplement.

Barclays Capital

Prospectus Supplement dated September 22, 2005

PROSPECTUS SUPPLEMENT

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY OF SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

THE BARCLAYS BANK GROUP

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group also operates in many other countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group and one of the largest financial services companies in the world by market capitalization.

USE OF PROCEEDS

Unless otherwise indicated in the applicable pricing supplement, the net proceeds from the offering of the notes will be applied for our hedging and general corporate purposes.

DESCRIPTION OF MEDIUM-TERM NOTES

The notes are a separate series of our debt securities. We summarize various terms that apply generally to our debt securities, including the notes, in the accompanying prospectus under the caption “Description of Debt Securities”. The following description of the notes supplements that description of the debt securities. Consequently, you should read this prospectus supplement together with the accompanying prospectus in order to understand the terms of the notes. However, if this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement controls with regard to the notes. This section summarizes the material terms that will apply generally to the notes as a series. Each particular note will have financial and other terms specific to it, and the specific terms of each note will be described in a pricing supplement that will accompany this prospectus supplement. Those terms may vary from the terms described here. As you read this section, please remember that the specific terms of your note as described in your pricing supplement will supplement and, if applicable, may modify or replace the general terms described in this section and in the accompanying prospectus. If your pricing supplement is inconsistent with this prospectus supplement or the accompanying prospectus, your pricing supplement will control with regard to your note. Thus, the statements we make in this section or in the accompanying prospectus may not apply to your note. When we refer to your pricing supplement, we mean the pricing supplement describing the specific terms of the note you purchase. Unless we say otherwise below, the terms we use in this prospectus supplement that we also use in the accompanying prospectus have the meanings we give them in the prospectus. Similarly, the terms we use in any pricing supplement that we also use in this document will have the meanings we give them in this prospectus supplement, unless we say otherwise in the pricing supplement.

The Notes Will Be Issued Under the Senior Debt Indenture

The notes are governed by a document called the senior debt indenture. The senior debt indenture is a contract between us and The Bank of New York, which acts as trustee. The trustee has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe under “Description of Debt Securities” in the accompanying prospectus; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

We May Issue Other Series of Debt Securities

The senior debt indenture permits us to issue different series of debt securities from time to time. The medium-term notes will be a single, distinct series of debt securities. We may, however, issue notes in such amounts, at such times and on such terms as we wish. The notes may differ from one another, and from debt securities of other series, in their terms. When we refer to “the notes”, “the medium-term notes” or “these notes”, we mean our Medium-Term Notes, Series A. When we refer to a “series” of debt securities, we mean a series, such as the notes, issued under our senior debt indenture.

Amounts That We May Issue

Our senior debt indenture does not limit the aggregate amount of debt securities that we may issue. Nor does it limit the number of series or the aggregate amount of any particular series that we may issue. Also, if we issue notes having the same terms in a particular offering, we may “reopen” that offering at any later time and offer additional notes having those terms. We intend to issue medium-term notes initially in an amount having the aggregate offering price specified on the cover of this prospectus supplement. However, we may issue additional medium-term notes in amounts that exceed the amount on the cover at any time, without your consent and without notifying you. Our affiliates, including Barclays Capital Inc., may use this prospectus supplement to resell notes in market-making transactions from time to time. We describe these transactions under “Plan of Distribution” below. The senior debt indenture and the notes do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the notes or our senior debt indenture, except as described under “Description of Debt Securities” in the accompanying prospectus.

Ranking

The notes and the coupons (if any) appertaining thereto constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

The notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

This Section Is Only a Summary

Our senior debt indenture and its associated documents, including your note, contain the full legal text of the matters described in this section and your pricing supplement. Our senior debt indenture and the notes are governed by New York law. A copy of our senior debt indenture has been filed with the Securities and Exchange Commission (“SEC”) as part of our registration statements. See “Further Information” in the accompanying prospectus for information on how to obtain a copy. Investors should carefully read the description of the terms and provisions of our senior debt securities and our senior debt indenture under “Description of Debt Securities” in the accompanying prospectus. That section, together with this prospectus supplement and your pricing supplement, summarize all the material terms of our senior debt indenture and your note. They do not, however, describe every aspect of our senior debt indenture and your note. For example, in this section entitled “Description of Medium-Term Notes”, the accompanying prospectus and your pricing supplement, we use terms that have been given special meaning in our senior debt indenture, but we describe the meaning of only the more important of those terms.

Types of Medium-Term Notes

The medium-term notes we issue may be fixed rate notes, floating rate notes or indexed notes.

Fixed Rated Notes

A note of this type will bear interest at a fixed rate described in the applicable pricing supplement. This type includes zero coupon notes, which bear no interest and are instead issued at a price lower than the principal amount. See “Description of Medium-Term Notes – Original Issue Discount Notes” below for more information about zero coupon and other original issue discount notes.

Each fixed rate note, except any zero coupon note, will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a fixed rate note at the fixed yearly rate stated in the applicable pricing supplement, until the principal is paid or made available for payment or the security has been converted or exchanged. Each payment of interest due on an interest payment date or the date of maturity will include interest accrued from and including the last date to which interest has been paid, or made available for payment, or from the issue date if none has been paid or made available for payment, up to but excluding the interest payment date or the date of maturity. We will compute interest on fixed rate notes on the basis of a 360-day year of twelve 30-day months.

Floating Rate Notes

Interest Rate Formulas. A note of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. If your note is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in your pricing supplement.

Each floating rate note will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a floating rate note at the yearly rate determined according to the interest rate formula stated in the applicable pricing supplement, until the principal is paid or made available for payment.

For each floating rate note, the calculation agent (see “Description of Medium-Term Notes –Calculations and Calculation Agent” below) will determine, on the corresponding interest calculation or determination date, as described in the applicable pricing supplement, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period – i.e., the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, up to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the applicable pricing supplement.

Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect for that note and, if determined, the interest rate that will become effective on the next interest reset date.

Indexed Notes

Investing in indexed notes involves special risks. See “Risk Factors Relating to Indexed Notes” in this prospectus supplement for more information about the risks of investing in notes of this type.

A note of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to:

•	securities of one or more issuers;

•	one or more currencies;

•	one or more commodities;

•	any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and/or

•	one or more indices or baskets of the items described above.

If you are a holder of an indexed note, you may receive an amount at maturity that is greater than or less than the face amount of your note depending upon the value of the applicable index at maturity. The value of the applicable index will fluctuate over time.

An indexed note may provide either for cash settlement or for physical settlement by delivery of the underlying property or another property of the type listed above. An indexed note may also provide that the form of settlement may be determined at our option or at the holder’s option. Some indexed notes may be convertible, exercisable or exchangeable, at our option or the holder’s option, into or for securities of an issuer other than Barclays Bank PLC or Barclays PLC.

If you purchase an indexed note, your pricing supplement will include information about the relevant index, about how amounts that are to become payable will be determined by reference to the price or value of that index and about the terms on which the security may be settled physically or in cash. The calculation agent may exercise significant discretion in calculating the amounts payable with respect to the indexed note.

Calculations and Calculation Agent

Calculations relating to floating rate notes or indexed notes will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may be Barclays Capital Inc. or another of our affiliates. The pricing supplement for a particular floating rate note or indexed note will name the institution that we have appointed to act as the calculation agent for that note as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the note without your consent and without notifying you of the change.

In the absence of manifest error, the calculation agent’s determination of any interest rate, and its calculation of any amount payable under a floating rate note or indexed note, will be conclusive for all purposes and binding on you and us, without any liability on the part of the calculation agent.

All percentages resulting from any calculation relating to a note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to a floating rate note or an indexed note will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

In determining the base rate or other market rate that applies to a floating rate note or an indexed note during a particular interest or other period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the applicable pricing supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant floating rate notes and its affiliates, and they may include Barclays Bank PLC or its affiliates.

Original Issue Discount Notes

A fixed rate note, a floating rate note or an indexed note may be an original issue discount note. A note of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An original issue discount note may be a zero coupon note. A note issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount note, regardless of the amount payable upon redemption or acceleration of maturity. See “Tax Considerations – U.S. Holders – Original Issue Discount” in the attached prospectus for a brief description of the U.S. federal income tax consequences of owning an original issue discount note.

Information in the Pricing Supplement

Your pricing supplement will describe one or more of the following terms of your note:

•	the stated maturity;

•	the specified currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your note, expressed as a percentage of the principal amount, and the original issue date;

•	whether your note is a fixed rate note, a floating rate note or an indexed note;

•	if your note is a fixed rate note, the yearly rate at which your note will bear interest, if any, and the interest payment dates;

•	if your note is a floating rate note, the interest rate basis;

•	any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; and the interest reset, determination, calculation and payment dates;

•	if your note is an indexed note, the principal amount, if any, we will pay you at maturity, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any, and whether your note will be exchangeable for or payable in cash, securities of an issuer other than Barclays Bank PLC or Barclays PLC or other property;

•	if your note is an original issue discount note, the yield to maturity;

•	if applicable, the circumstances under which your note may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the depositary for your note, if other than the Depositary Trust Company, or DTC, and any circumstances under which the holder may request notes in non-global form, if we choose not to issue your note in book-entry form only;

•	if we choose to issue your note in bearer form, any special provisions relating to bearer notes that are not addressed in the accompanying prospectus; and

•	any other terms of your note, which could be different from those described in this prospectus supplement and the accompanying prospectus.

In addition, if you purchase your note in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which Barclays Capital Inc. or another of our affiliates resells a note that it has previously acquired from another holder. A market-making transaction in a particular note occurs after the original sale of the note.

FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES

Unless otherwise specified in the applicable pricing supplement, your note will be issued:

•	in registered form, without interest coupons;

•	in authorized denominations of either $1,000 or $25 and integral multiples thereof; and

•	in book-entry form, represented by a global note or a master global note.

You should read the section “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus for information about this type of arrangement and your rights under this type of arrangement.

PAYMENT AND PAYING AGENTS

Currency of Notes

Amounts that become due and payable on your notes in cash will be payable in a currency, composite currency, basket of currencies or currency unit or units specified in your pricing supplement. We refer to this currency, composite currency, basket of currencies or currency unit or units as a “specified currency”. The specified currency for your notes will be U.S. dollars, unless your pricing supplement states otherwise. Some notes may have different specified currencies for principal and interest. We will make payments on your notes in the specified currency, except as described in the applicable pricing supplement. See “Risk Factors Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in this prospectus supplement for more information about the risks of investing in this kind of note.

Business Day

Except as provided in the applicable pricing supplement, the term “business day” means, for any note, a day that meets all of the following requirements (to the extent applicable):

•	for all notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close and that satisfies any other criteria specified in your pricing supplement;

•	if the note is a floating rate note whose interest rate is based on LIBOR, is also a day on which dealings in the relevant index currency specified in the applicable pricing supplement are transacted in the London interbank market;

•	if the note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the principal financial center of the country issuing the specified currency;

•	if the note either is a floating rate note whose interest rate is based on EURIBOR or has a specified currency of euros, is also a day on which the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) System, or any successor system, is open for business;

•	if the note is held through Euroclear, is also not a day on which banking institutions in Brussels, Belgium are generally authorized or obligated by law, regulation or executive order to close; and

•	if the note is held through Clearstream, is also not a day on which banking institutions in Luxembourg are generally authorized or obligated by law, regulation or executive order to close.

Payments	Due in U.S. Dollars

We will follow the practices described below when paying amounts due in U.S. dollars.

Payments on Global Notes. We will make payments on a global note in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global note. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants, as described below in the section entitled “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

Payments on Non-Global Notes. We will make payments on a note in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the note. All payments by check will be made in next-day funds – i.e., funds that become available on the day after the check is cashed. Alternatively, if a non-global note has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the note by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the note is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their notes.

For a description of the paying agent, see “Description of Debt Securities – Legal Ownership; Form of Debt Securities – Payment and Paying Agents” in the accompanying prospectus.

Payments Due in Non-U.S. Dollar Currencies

We will follow the practices described below when paying amounts that are due in a specified currency other than U.S. dollars.

Payments on Global Notes. We will make payments on a global note in accordance with the applicable policies of the depositary as in effect from time to time. We understand that these policies, as currently in effect at DTC, are as follows:

Unless otherwise indicated in your pricing supplement, if you are an indirect owner of global notes denominated in a specified currency other than U.S. dollars and if you have the right to elect to receive payments in that other currency and you do make that election, you must notify the participant through which your interest in the global note is held of your election:

•	on or before the applicable regular record date, in the case of a payment of interest, or

•	on or before the 16th day prior to stated maturity, or any redemption or repayment date, in the case of payment of principal or any premium.

If any interest, principal or premium payment is due in a specified currency other than U.S. dollars, you may elect to receive all or only a portion of the payment in such other currency.

Your participant must, in turn, notify DTC of your election on or before the third DTC business day after that regular record date, in the case of a payment of interest, and on or before the 12th DTC business day prior to stated maturity, or on the redemption or repayment date if your note is redeemed or repaid earlier, in the case of a payment of principal or any premium.

DTC, in turn, will notify the paying agent of your election in accordance with DTC’s procedures.

If complete instructions are received by the participant and forwarded by the participant to DTC, and by DTC to the paying agent, on or before the dates noted above, the paying agent, in accordance with DTC’s instructions, will make the payments to you or your participant by wire transfer of immediately available funds to an account maintained by you or your participant with a bank located in the country issuing the specified currency or in another jurisdiction acceptable to us and the paying agent.

If the foregoing steps are not properly completed, we expect DTC to inform the paying agent that payment is to be made in U.S. dollars. In that case, we or our agent will convert the payment to U.S. dollars in the manner described below under “Payment and Paying Agents – Payments Due in Non-U.S. Dollar Currencies – Conversion to U.S. Dollars.” We expect that we or our agent will then make the payment in U.S. dollars to DTC, and that DTC in turn will pass it along to its participants.

Book-entry and other indirect holders of a global note denominated in a currency other than U.S. dollars should consult their banks or brokers for information on how to request payment in the specified currency.

Payments on Non-Global Notes. Except where otherwise requested by the holder as described below, we will make payments on notes in non-global form in the applicable specified currency. We will make these payments by wire transfer of immediately available funds to any account that is maintained in the applicable specified currency at a bank designated by the holder and is acceptable to us and the trustee. To designate an account for wire payment, the holder must give the paying agent appropriate wire instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the regular record date. In the case of any other payment, the payment will be made only after the note is surrendered to the paying agent. Any instructions, once properly given, will remain in effect unless and until new instructions are properly given in the manner described above.

If a holder fails to give instructions as described above, we will notify the holder at the address in the trustee’s records and will make the payment within five business days after the holder provides appropriate instructions. Any late payment made in these circumstances will be treated under the senior debt indenture as if made on the due date, and no interest will accrue on the late payment from the due date to the date paid.

Although a payment on a note in non-global form may be due in a specified currency other than U.S. dollars, we will make the payment in U.S.

dollars if the holder asks us to do so. To request U.S. dollar payment, the holder must provide appropriate written notice to the paying agent at least five business days before the next due date for which payment in U.S. dollars is requested. In the case of any interest payment due on an interest payment date, the request must be made by the person who is the holder on the regular record date. Any request, once properly made, will remain in effect unless and until revoked by notice properly given in the manner described above.

Indirect owners of a non-global note with a specified currency other than U.S. dollars should contact their banks or brokers for information about how to receive payments in the specified currency or in U.S. dollars.

Conversion to U.S. Dollars. When we make payments in U.S. dollars of an amount due in another currency, either on a global note or a non-global note as described above, we will determine the U.S. dollar amount the holder receives as follows. The exchange rate agent described below will request currency bid quotations expressed in U.S. dollars from three or, if three are not available, then two, recognized foreign exchange dealers in New York City, any of which may be the exchange rate agent, which may be Barclays Capital Inc., an affiliate of Barclays Bank PLC, as of 11:00 A.M., New York City time, on the second business day before the payment date.

Currency bid quotations will be requested on an aggregate basis, for all holders of notes requesting U.S. dollar payments of amounts due on the same date in the same specified currency. The U.S. dollar amount the holder receives will be based on the highest acceptable currency bid quotation received by the exchange rate agent. If the exchange rate agent determines that at least two acceptable currency bid quotations are not available on that second business day, the payment will be made in the specified currency.

To be acceptable, a quotation must be given as of 11:00 A.M., New York City time, on the second business day before the due date and the quoting dealer must commit to execute a contract at the quotation in the total amount due in that currency on all series of notes. If some but not all of the relevant notes are LIBOR notes or EURIBOR notes, the second preceding business day will be determined for this purpose as if none of those notes were LIBOR notes or EURIBOR notes.

When we make payments to you in U.S. dollars of an amount due in another currency, you will bear all associated currency exchange costs, which will be deducted from the payment.

When the Specified Currency Is Not Available. If we are obligated to make any payment in a specified currency other than U.S. dollars, and the specified currency or any successor currency is not available to us or cannot be paid to you due to circumstances beyond our control – such as the imposition of exchange controls or a disruption in the currency markets – we will be entitled to satisfy our obligation to make the payment in that specified currency by making the payment in U.S. dollars, on the basis specified in the applicable pricing supplement.

For a specified currency other than U.S. dollars, the exchange rate will be the noon buying rate for cable transfers of the specified currency in New York City as quoted by the Federal Reserve Bank of New York on the then-most recent day on which that bank has quoted that rate.

The foregoing will apply to any note, whether in global or non-global form, and to any payment, including a payment at maturity. Any payment made under the circumstances and in a manner described above will not result in a default under any note or the senior debt indenture.

Exchange Rate Agent. If we issue a note in a specified currency other than U.S. dollars, we will appoint a financial institution to act as the exchange rate agent and will name the institution initially appointed when the note is originally issued in the applicable pricing supplement. We may select Barclays Capital Inc. or another of our affiliates to perform this role. We may change the exchange rate agent from time to time after the original issue date of the note without your consent and without notifying you of the change.

All determinations made by the exchange rate agent will be at its sole discretion unless we state in your pricing supplement that any determination is subject to our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the part of the exchange rate agent.

RISK FACTORS RELATING TO INDEXED NOTES

We use the term “indexed notes” to mean notes whose value is linked to an underlying property or index, including equity- and commodity-linked notes. Indexed notes may present a high level of risk, and those who invest in some indexed notes may lose their entire investment. In addition, the treatment of indexed notes for U.S. federal income tax purposes is often unclear due to the absence of any authority specifically addressing the issues presented by any particular indexed note. Thus, if you propose to invest in indexed notes, you should independently evaluate the federal income tax consequences of purchasing an indexed note that apply in your particular circumstances. You should also read “Tax Considerations – United States Taxation” in the attached prospectus for a discussion of U.S. tax matters.

Investors in Indexed Notes Could Lose Their Investment

The amount of principal and/or interest payable on an indexed note and the cash value or physical settlement value of a physically settled note will be determined by reference to the price, value or level of one or more securities, currencies, commodities or other properties, any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, and/or one or more indices or baskets of any of these items. We refer to each of these as an “index”. The direction and magnitude of the change in the price, value or level of the relevant index will determine the amount of principal and/or interest payable on an indexed note and the cash value or physical settlement value of a physically settled note. The terms of a particular indexed note may or may not include a guaranteed return of a percentage of the face amount at maturity or a minimum interest rate. Thus, if you purchase an indexed note, you may lose all or a portion of the principal or other amount you invest and may receive no interest on your investment.

The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

The issuer of a security that serves as an index or part of an index for an indexed note will have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. The issuer may take actions, such as a merger or sale of assets, without regard to the interests of the holder. Any of these actions could adversely affect the value of a security indexed to that note or to an index of which that security is a component.

If the index for an indexed note includes a non-U.S. dollar currency or other asset denominated in a non-U.S. dollar currency, the government that issues that currency will also have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. That government may take actions that could adversely affect the value of the security. See “Risk Factors Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency – Government Policy Can Adversely Affect Currency Exchange Rates and an Investment in a Non-U.S. Dollar Note” below for more information about these kinds of government actions.

An Indexed Note May Be Linked to a Volatile Index, Which Could Hurt Your Investment

Some indices are highly volatile, which means that their value may change significantly, up or down, over a short period of time. The amount of principal or interest that can be expected to become payable on an indexed note may vary substantially from time to time. Because the amounts payable with respect to an indexed note are generally calculated based on the value or level of the relevant index on a specified date or over a limited period of time, volatility in the index increases the risk that the return on the indexed note may be adversely affected by a fluctuation in the level of the relevant index.

The volatility of an index may be affected by political or economic events, including governmental actions, or by the activities of participants in the relevant markets. Any of these events or activities could adversely affect the value of an indexed note.

An Index to Which a Note is Linked Could Be Changed or Become Unavailable

Some indices compiled by us or our affiliates or third parties may consist of or refer to several or many different securities, commodities or currencies or other instruments or measures. The compiler of such an index typically reserves the right to alter the composition of the index and the manner in which the value or level of the index is calculated. An alteration may result in a decrease in the value of, or return on, an indexed note that is linked to the index. The indices for our indexed notes may include published indices of this kind or customized indices developed by us or our affiliates in connection with particular issues of indexed notes.

A published index may become unavailable, or a customized index may become impossible to calculate in the normal manner, due to events such as war, natural disasters, cessation of publication of the index or a suspension or disruption of trading in one or more securities, commodities or currencies or other instruments or measures on which the index is based. If an index becomes unavailable or impossible to calculate in the normal manner, the terms of a particular indexed note may allow us to delay determining the amount payable as principal or interest on a note, or we may use an alternative method to determine the value of the unavailable index. Alternative methods of valuation are generally intended to produce a value similar to the value resulting from reference to the relevant index. However, it is unlikely that any alternative method of valuation we use will produce a value identical to the value that the actual index would produce. If we use an alternative method of valuation for a note linked to an index of this kind, the value of the note, or the rate of return on it, may be lower than it otherwise would be.

Some indexed notes are linked to indices that are not commonly used or that have been developed only recently. The lack of a trading history may make it difficult to anticipate the volatility or other risks associated with an indexed note of this kind. In addition, trading in these indices or their underlying stocks, commodities or currencies or other instruments or measures, or options or futures contracts on these stocks, commodities or currencies or other instruments or measures, may be limited, which could increase their volatility and decrease the value of the related indexed notes or their rates of return.

We May Engage in Hedging Activities That Could Adversely Affect an Indexed Note

In order to hedge an exposure on a particular indexed note, we may, directly or through our affiliates, enter into transactions involving the securities, commodities or currencies or other instruments or measures that underlie the index for that note, or involving derivative instruments, such as swaps, options or futures, on the index or any of its component items. By engaging in transactions of this kind, we could adversely affect the value of an indexed note. It is possible that we could achieve substantial returns from our hedging transactions while the value of the indexed note may decline.

Information About Indices May Not Be Indicative of Future Performance

If we issue an indexed note, we may include historical information about the relevant index in the applicable pricing supplement. Any information about indices that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the relevant index that may occur in the future.

We May Have Conflicts of Interest Regarding an Indexed Note

Barclays Capital Inc. and our other affiliates may have conflicts of interest with respect to some indexed notes. Barclays Capital Inc. and our other affiliates may engage in trading, including trading for hedging purposes, for their proprietary accounts or for other accounts under their management, in indexed notes and in the securities, commodities or currencies or other instruments or measures on which the index is based or in other derivative instruments related to the index or its component items. These trading activities could adversely affect the value of indexed notes. We and our affiliates may also issue or underwrite securities or derivative instruments that are linked to the same index as one or more indexed notes. By introducing competing products into the marketplace in this manner, we could adversely affect the value of an indexed note.

Barclays Capital Inc. or another of our affiliates may serve as calculation agent for the indexed notes and may have considerable discretion in calculating the amounts payable in respect of the notes. To the extent that Barclays Bank PLC or one of our affiliates calculates or compiles a particular index, we or it may also have considerable discretion in performing the calculation or compilation of the index. Exercising discretion in this manner could adversely affect the value of an indexed note based on the index or the rate of return on the note.

RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY

If you intend to invest in a non-U.S. dollar note – e.g., a note whose principal and/or interest is payable in a currency other than U.S. dollars or that may be settled by delivery of or reference to a non-U.S. dollar currency or property denominated in a non-U.S. dollar currency or that is otherwise linked to a non-U.S. dollar currency – you should consult your own financial and legal advisors as to the currency risks entailed by your investment. Securities of this kind may not be an appropriate investment for investors who are unsophisticated with respect to non-U.S. dollar currency transactions.

The information in this prospectus supplement is directed primarily to investors who are U.S. residents. Investors who are not U.S. residents should consult their own financial and legal advisors about currency-related risks particular to their investment.

An Investment in a Non-U.S. Dollar Note Involves Currency-Related Risks

An investment in a non-U.S. dollar note entails significant risks that are not associated with a similar investment in a note that is payable solely in, and linked solely to, the U.S. dollar. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the various non-U.S. dollar currencies or composite currencies and the possibility of the imposition or modification of foreign exchange controls or other conditions by either the United States or non-U.S. governments. These risks generally depend on factors over which we have no control, such as economic and political events and the supply of and demand for the relevant currencies in the global markets.

Changes in Currency Exchange Rates Can Be Volatile and Unpredictable

Rates of exchange between the U.S. dollar and many other currencies have been highly volatile, and this volatility may continue and perhaps spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in a note denominated in, or where value is otherwise linked to, a specified currency other than U.S. dollars. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. dollar-equivalent value of payments on the note, including the principal payable at maturity or settlement value payable upon exercise. That in turn could cause the market value of the note to fall. Depreciation of the specified currency against the U.S. dollar could result in a loss to the investor on a U.S. dollar basis.

Government Policy Can Adversely Affect Currency Exchange Rates and an Investment in a Non-U.S. Dollar Note

Currency exchange rates can either float or be fixed by sovereign governments. From time to time, governments use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing non-U.S. dollar notes is that their yields or payouts could be significantly and unpredictably affected by governmental actions.

Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the country issuing the specified currency for a non-U.S. dollar note or elsewhere could lead to significant and sudden changes in the exchange rate between the U.S. dollar and the specified currency. These changes could affect the value of the notes as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments. Governments have imposed from time to time and may in the future impose exchange controls or other conditions, including taxes, with respect to the exchange or transfer of a specified currency that could affect exchange rates as well as the availability of a specified currency for a security at its maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.

Non-U.S. Dollar Notes May Permit Us to Make Payments in U.S. Dollars or Delay Payment If We Are Unable to Obtain the Specified Currency

Notes payable in a currency other than U.S. dollars may provide that, if the other currency is subject to convertibility, transferability, market disruption or other conditions affecting its availability at or about the time when a payment on the notes comes due because of circumstances beyond our control, we will be entitled to make the payment in U.S. dollars or delay making the payment. We will describe these provisions in the pricing supplement relating to your notes. These circumstances could include the imposition of exchange controls or our inability to obtain the other currency because of a disruption in the currency markets. If we made payment in U.S. dollars, the exchange rate we would use would be determined in the manner described above under “Payment and Paying Agents”. A determination of this kind may be based on limited information and would involve significant discretion on the part of the exchange rate agent appointed by us. As a result, the value of the payment in U.S. dollars an investor would receive on the payment date may be less than the value of the payment the investor would have received in the other currency if it had been available, or may be zero. In addition, a government may impose extraordinary taxes on transfers of a currency. If that happens, we will be entitled to deduct these taxes from any payment on notes payable in that currency.

We Will Not Adjust Non-U.S. Dollar Notes to Compensate for Changes in Currency Exchange Rates

Except as described in the applicable pricing supplement, we will not make any adjustment or change in the terms of a non-U.S. dollar note in the event of any change in exchange rates for the relevant currency, whether in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting that currency, the U.S. dollar or any other currency. Consequently, investors in non-U.S. dollar notes will bear the risk that their investment may be adversely affected by these types of events.

In a Lawsuit for Payment on a Non-U.S. Dollar Note, an Investor May Bear Currency Exchange Risk

Our notes will be governed by New York law. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a note denominated in a currency other than U.S. dollars would be required to render the judgment in the specified currency; however, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on a note denominated in a currency other than U.S. dollars, investors would bear currency exchange risk until judgment is entered, which could be a long time.

In courts outside of New York, investors may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on a non-U.S. dollar note in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the currency in which any particular note is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment.

Information About Exchange Rates May Not Be Indicative of Future Performance

If we issue a non-U.S. dollar note, we may include in the applicable pricing supplement currency disclosure that provides information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future. Historical exchange rates will likely differ from the exchange rate applicable under the terms of a particular note.

EMPLOYEE RETIREMENT INCOME

SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan proposing to invest in the notes. The U.S. Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, and the US Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; government plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction”.

Barclays Bank PLC and certain of our affiliates may each be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Barclays Bank PLC (or our affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call a “Plan”, and with respect to which Barclays Bank PLC or any of our affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that plan by a “qualified professional asset manager” or an “in-house asset manager” or for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds or under another available exemption. The assets of the Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a government plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, to represent that (a) such purchase and holding of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a government plan, under any similar applicable law or regulation) and (b) neither Barclays Bank PLC nor any of our affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchase or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by Barclays Bank PLC or any of our affiliates of any rights in connection with the offered notes, and no advice provided by Barclays Bank PLC or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

PLAN OF DISTRIBUTION

Initial Offering and Sale of Notes

Distribution Agreement. We plan to sell all or part of the medium-term notes under a distribution agreement with Barclays Capital Inc., as agent, relating to our medium-term notes. Pursuant to the distribution agreement, the agent has agreed to use its reasonable efforts to solicit and receive offers to purchase the notes from us upon the terms and conditions set forth in the applicable pricing supplement. We filed the form of distribution agreement with the SEC under cover of Form 6-K on September 20, 2004 (File No. 001-10257). We would have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The agent may also reject any offer to purchase notes. We would pay the agent a commission on any notes sold through the agent. In compliance with the guidelines of the National Association of Securities Dealers, Inc., the maximum discount or commission to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the notes offered pursuant to the applicable pricing supplement.

We may also sell notes to the agent as principal for its own account in a firm commitment underwriting. In that case, the agent will purchase the notes at a price equal to the issue price specified in the applicable pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of notes with the same stated maturity.

The agent may resell any notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the agent received from us. If all the notes are not sold at the initial offering price, the agents may change the offering price and other selling terms.

We may appoint agents under the distribution agreement other than or in addition to Barclays Capital Inc. Any such agents will enter into the distribution agreement referred to above, and the applicable pricing supplement will name any such agents involved in the offering and sale of the notes and any commission that we will pay to them. Agents through whom we sell notes may enter into arrangements with other institutions with respect to the distribution of the notes, and those institutions may share in the commissions, discounts or other compensation received by our agents, may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. The other agents may be our affiliates or customers and may engage in transactions with and perform services for us in the ordinary course of business. Barclays Capital Inc. may resell notes to or through another of our affiliates, as selling agent.

Other Arrangements. In addition to sales under the distribution agreement referred to above, we may also sell all or part of the notes from time to time, on terms determined at that time, through underwriters, dealers and/or agents, directly to purchasers or through a combination of any of these methods of sale. We describe these other arrangements in “Plan of Distribution” in the accompanying prospectus. We may also engage other firms to provide marketing or promotional services in connection with the distribution of the notes. We will describe any such arrangements in the applicable pricing supplement.

Market-Making Resales

This prospectus supplement may be used by Barclays Capital Inc. in connection with offers and sales of the notes in market-making transactions. In a market-making transaction, Barclays Capital Inc. may resell a note it acquires from other holders, after the original offering and sale of the note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, Barclays Capital Inc. may act as principal, or agent, including as agent for the counterparty in a transaction in which Barclays Capital Inc. acts as principal, or as agent for both counterparties in a transaction in which Barclays Capital Inc. does not act as principal. Barclays Capital Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Barclays Bank PLC may also engage in transactions of this kind and may use this prospectus supplement for this purpose.

The aggregate initial offering price specified on the cover of the accompanying pricing supplement relates to the initial offering of the notes described in the pricing supplement. This amount does not include notes sold in market-making transactions. The latter include notes to be issued after the date of this prospectus supplement, as well as notes previously issued.

Barclays Bank PLC may receive, directly or indirectly, all or a portion of the proceeds of any market-making transactions by Barclay’s Capital Inc. and its other affiliates. Fees in connection with possible related swaps and other agreements may need to be described in the applicable pricing supplement depending on the circumstances.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless we or an agent informs you in your confirmation of sale that your note is being purchased in its original offering and sale, you may assume that you are purchasing your note in a market-making transaction.

Matters Relating to Initial Offering and Market-Making Resales

Each issue of notes will be a new issue, and there will be no established trading market for any note prior to its original issue date. We do not intend to list any particular issue of notes unless specified in the applicable pricing supplement. We have been advised by Barclays Capital Inc. that it may make a market in the notes, and any underwriters to whom we sell notes for public offering or broker-dealers may also make a market in those notes. However, neither Barclays Capital Inc. nor any underwriter or broker-dealer that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the notes.

Unless otherwise indicated in the applicable pricing supplement or confirmation of sale, the purchase price of the notes will be required to be paid in immediately available funds in New York City.

In this prospectus supplement or any accompanying prospectus or pricing supplement, the terms “this offering” means the initial offering of notes made in connection with their original issuance. This term does not refer to any

subsequent resales of notes in market-making transactions.

VALIDITY OF SECURITIES

If stated in the pricing supplement applicable to a specific issuance of medium-term notes, the validity of the notes under New York law may be passed upon for us by our United States counsel, Sullivan & Cromwell LLP. If stated in the pricing supplement applicable to a specific issuance of notes, the validity of the notes under English law may be passed upon by our English Solicitors, Clifford Chance LLP. Sullivan & Cromwell LLP may rely upon the opinion of Clifford Chance LLP as to all matters of English Law and Clifford Chance LLP may rely on the opinion of Sullivan & Cromwell LLP as to all matters of New York law. If this prospectus supplement is delivered in connection with an underwritten offering, the validity of the notes may be passed upon for the underwriters by United States and English counsel for the underwriters specified in the related pricing supplement. If no English counsel is specified, such United States counsel to the underwriters may also rely on the opinion of Clifford Chance LLP as to certain matters of English law.

$10,000,000,000

Barclays Bank PLC

Medium-Term Notes, Series A

Barclays Capital